Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May  19, 2005

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE Paris, May 19, 2005

FIRST QUARTER 2005 RESULTS
Earnings per Share Up by One-Third
Order Intake Doubles

	First Quarter
IFRS
Euros in Millions (except EPS and E/ADS)	2005	2004	Change

• Backlog at March 31	7,184	6,451	11.4%
• Revenues	1,201	1,249	- 3.8%
• Income from Operations (EBIT)	50.4	43.3	16.4%
• Net Income	21.7	19.9	9.0%
• Fully Diluted EPS (€)	1.01	0.76	32.9%
• Fully Diluted E/ADS ($)	0.33	0.25	32.9%

On May 18, 2005, the Board of Directors of Technip approved the unaudited first quarter 2005 consolidated accounts prepared in accordance with the International Financial Reporting Standards (IFRS).

Daniel Valot, Chairman and CEO, commented: “Our first quarter 2005 results are in line with our expectations. Although revenues were marginally lower due to the declining dollar, our operating margins continued to expand in a satisfactory manner. Our full-year targets released at the beginning of February 2005 remain unchanged and have been expressed according to IFRS.

We have entered into a period of high activity. In most of the Group’s business segments, especially LNG, deep offshore, refining and petrochemicals, the number and size of new projects coming to market are such that the overcapacity, which has weighed on the engineering and construction industry these past few years, is today rapidly being reduced. In the current environment, which is quite positive for Technip, market growth should lead us to continue to adapt our production capacities.

Given the dynamics of our markets, there is every reason to believe that Technip’s order intake will mark 2005 as a vintage year, both in terms of quantity and quality, which should lead to sustained growth for Technip in 2006 and 2007.”

I. OPERATIONAL HIGHLIGHTS

Order intake for the first quarter of 2005 was EUR 1,856 million, more than twice as high as the first quarter of 2004 (EUR 876 million). Listed below are the main contracts that came into force during the quarter along with their approximate values (Technip’s share) if publicly disclosed:

  two contracts with Canadian Natural Resources Ltd for upgrading facilities and a hydrogen unit for the Horizon Oil Sands Project in Northern Alberta, Canada (combined value: EUR 700 million),

  a contract with Saudi Aramco for a grass-root gas treatment plant at Khursaniyah, Saudi Arabia. The contract is initially structured as a service contract and will later convert to a lump sum turn key contract, a contract with Petroleo Brasileiro SA (Petrobras) for the subsea engineering, procurement, installation and construction associated with the P-52 semi-sub platform (USD 350 million),

  a contract with Murphy Oil Corporation, for the engineering, construction and installation of a Spar floating production platform complete with topsides facilities, hull, mooring system and riser/wellhead systems for the Kikeh Area Development, offshore Sabah, Malaysia, and a contract with Hovensa for a new hydrotreating unit to be located at their refinery in St. Croix, US Virgin Islands.

Up by 11.4% compared to one year ago (EUR 6,451 million), the backlog at March 31, 2005 was EUR 7,184 million, after reduction of EUR 109 million due to currency movements since January 1, 2005. It includes a provisional value of USD 55 million related to the Khursaniyah gas treatment project; the remaining value should be substantial and enter the backlog when the contract converts to lump-sum turn key.

As of March 31, 2005, backlog by business activity is as follows:

•	SURF (1):	EUR 1,878 million (EUR 1,826 million at 03/31/04)
•	Offshore Facilities (2):	EUR 976 million (EUR 949 million at 03/31/04)
•	Onshore-Downstream:	EUR 4,139 million (EUR 3,365 million at 03/31/04)
•	Industries:	EUR 191 million (EUR 311 million at 03/31/04)

Since the end of the first quarter of 2005, Technip has been awarded by various clients the following contracts and letters of intent for projects along with their approximate values (Technip’s share) if publicly disclosed:

  Saudi Basic Industries Corporation (SABIC): large-scale ethylene and propylene production plant at Yanbu Industrial City, on the Red Sea coast of Saudi Arabia,

  Qatar Petroleum, ChevronPhillips Chemical Company LLC, Qatar Petrochemical Company and Total Petrochemicals: an ethylene cracker located at Ras Laffan in Qatar (USD 800 million),

  PetroVietnam: refinery at Dung Quat, Vietnam,
_________________________________
(1)  Subsea Umbilicals, Risers and Flowlines
(2)  Fixed and floating offshore platforms
  Total: Floating Production Storage and Offloading unit (FPSO) of the Akpo field development, offshore Nigeria. (USD 540 million), and

  Norsk Hydro: tie-ins from Fram East field to Troll C and from Vilje to Alvheim, on the Norwegian Continental Shelf (combined value: EUR 147 million).

The increase in raw material prices, especially steel, which occurred throughout 2004, has slowed down since the beginning of 2005 according to market indices. Nonetheless, the tendency toward price increase subsists with respect to a variety of materials and equipments due both to the economic expansion in China and India as well as the increase in the number of large oil and gas projects in the Middle East.

II. FINANCIALS

First quarter 2005 results are expressed according to IFRS and are compared to first quarter 2004 numbers which have been restated according to IFRS (please refer to Annexes I & II).

A) Income Statement

Revenues for the first quarter of 2005 were EUR 1,201.3 million, a decrease of 3.8% compared to the first quarter of 2004:

  SURF revenues increased 13.1% year-on-year from EUR 354.5 million to EUR 400.8 million, mainly due to the progress of several large offshore contracts in Africa (Simian- Sapphire in Egypt, Baobab in the Ivory Coast and Dalia in Angola).

  Facilities revenues were EUR 179.8 million, off 31.2% compared to the same period one year ago (EUR 261.3 million) due to the completion of several large Gulf of Mexico projects. Activity remains buoyant in West Africa, the Caspian Sea and Asia-Pacific.

  Onshore-Downstream revenues, at EUR 553.3 million, were off 3.3% compared to one year ago (EUR 572.3 million) due to the year-on-year decline of the dollar and the timing of 2004 Onshore-Downstream contract awards (which came mostly in the last quarter of the year).

  Following last year’s restructuring and asset sales, Industry revenues grew 10.9% to EUR 67.4 million (EUR 60.8 million during the first quarter of 2004).

Income from operations for the first quarter of 2005 of EUR 50.4 million (margin 4.2%) was up 16.4% compared to EUR 43.3 million (margin 3.5%) for the same period one year ago, primarily due to two factors:

  Facilities had a slightly negative margin during the first quarter of 2004 following the Group’s decision to extend to this business activity as of January 1, 2004 its margin recognition policy regarding major lump sum turnkey contracts. As expected, the Facilities’ operating margin turned positive during the first quarter of 2005 in line with the execution progress of contracts signed in 2003 and 2004. In the other three business activities, operating margins were similar to those of one year ago;

  The Group benefited from a more favorable business mix: SURF, which generates higher margins, accounted for 33.4% of total quarterly revenues in 2005 versus 28.4% during the first quarter of 2004.

The result of the Corporate activity takes into account one-fourth (EUR 1.4 million) of the annual charge related to the cost of stock option plans.

Net financial charges increased from EUR 9.9 million to EUR 17.3 million, and include non-cash charges associated with the IFRS accounting treatment (IAS 32 and 39) of the convertible bond (EUR 4.5 million) as well as interest on the Group’s Eurobond issued in May 2004 (EUR 7.4 million).

Income tax for the first quarter of 2005 was EUR 11.8 million (versus EUR 11.6 million one year ago).

Net income for the first quarter of 2005 was EUR 21.7 million, up 9.0% compared to EUR 19.9 million during the same period one year ago.

Fully diluted EPS and E/ADS were each up 32.9% year-on-year, at EUR 1.01 and USD 0.33, respectively (from EUR 0.76 and USD 0.25, respectively). EPS and E/ADS calculations, which take into account both shares that would be created in the event that all outstanding convertible bonds would be redeemed for new shares as well as shares that would be created in relation to the exercise of stock options, are derived by adding back to net income the convertible bond post-tax financial charges. The negative impact of “split accounting” on net income is thus neutralized at the level of fully diluted EPS and E/ADS.

B) Cash Flow Statement

The Group’s free cash flow (cash from operations less capital expenditures) was EUR 45.5 million. Change in working capital was EUR (74.7) million.

C) Balance Sheet

As previously indicated, most recently in the Group’s February 2, 2005 press release, IFRS has led to a contraction of the Group’s balance sheet, mostly due to the netting of “Construction Contracts” assets and liabilities.

Shareholders’ equity increased by EUR 78.6 million during the first quarter of 2005 to EUR 1,930.2 million. EUR 32.8 million of this increase is related to the equity component of the convertible bond as required under IFRS “split accounting.”

The Group’s net debt at March 31, 2005 was EUR 151 million (gearing 7.8%), compared to EUR 167 million at December 31, 2004 (gearing 9.0%) .

Cautionary note regarding forward-looking statements

This release contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; the timing and success of anticipated integration synergies; and the evolution, interpretation and uniform application and enforcement of International Financial Reporting Standards (IFRS), according to which we prepare our financial statements as from January 1, 2005.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 29, 2004, and as updated from time to time in our SEC filings. Should one of these known or unknown risks materialize, or should our underlying assumptions prove incorrect, our future results could be adversely affected, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looking information set forth in this release to reflect subsequent events or circumstances. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with IFRS, and certain elements would differ materially upon reconciliation to US GAAP.

With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and sub sea construction.

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Marina Toncelli	Tel. +33 (0) 1 47 78 66 69
E-mail: mtoncelli@technip.com

Group website	www.technip.com

Technip's shares trade on the following exchanges:

ANNEX I (a)
CONSOLIDATED STATEMENT OF INCOME
IFRS
Not Audited

Euros in Millions	First Quarter

(except EPS, E/ADS and number of fully diluted shares)	2005	2004

Revenues	1,201.3	1,248.9

Gross Margin	134.8	126.4

Research and Development Expenses	(6.9)	(6.9)
SG&A and Other Costs	(77.5)	(76.2)

Income from Operations	50.4	43.3

Financial Income (Expense)	(17.3)	(9.9)
Income of Equity Affiliates	(0.2)	-

Profit Before Tax	32.9	33.4

Income Tax	(11.8)	(11.6)
Minority Interests	0.6	(1.9)

Net Income	21.7	19.9

Fully Diluted EPS (€) (1)	1.01	0.76

Fully Diluted E/ADS ($) (2)	0.33	0.25

Number of Fully Diluted Shares (3) at Period End	28,757,325	28,966,450

________________________________
(1) Fully diluted EPS are in euros and are calculated based upon net income plus the Group’s convertible bond post-tax financial charges (EUR 2.0 million and EUR 7.4 million for the first quarters of 2004 and 2005, respectively). The first quarter 2005 amount was impacted by the convertible bond “split accounting” in application of IAS 32 and 39 as of January 1, 2005 (EUR 4.5 million).

(2) Earnings per American Depositary Share (E/ADS) are in U.S. dollars and are calculated based upon fully diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2969 as of March 31, 2005. On March 31, 2005, one ADS was equal to one-fourth of an ordinary share.

It should be noted that after the close of business in Paris on May 13, 2005, Technip’s ordinary shares were the subject of a 4-for-1 split. At the same time, the ADS ratio was changed from 4/1 to 1/1, and thus one ADS is today equal to one ordinary share.

(3) The number of fully diluted shares includes those that would be issued in the event that all outstanding convertible bonds would be redeemed for new shares and the exercise of stock option plans and excludes treasury shares.

ANNEX I (b)
CONSOLIDATED STATEMENT OF CASH FLOWS
IFRS
Not Audited

Euros in Millions	First Quarter

	2005

Net Income	21.7
Depreciation of Property, Plants & Equipment	31.8
Provision for Redemption Premium on Convertible Bonds	2.3
Split Accounting of Convertible Bonds	4.5
Stock Option Expenses	1.4
Long-Term Provisions (Employee Benefits)	2.7
Deferred Income Tax	(2.2)
Minority Interests and Other	(0.1)

Cash from Operations	62.1

Change in Working Capital	(74.7)

Net Cash Provided by (Used in) Operating Activities		(12.6)

Capital Expenditures	(16.6)
Proceeds from Assets Disposals	1.2

Net Cash Provided by (Used in) Investment Activities		(15.4)

Increase (Decrease) in Debt	(14.8)
Capital Increase	1.7

Net Cash Provided by (Used in) Financing Activities		(13.1)

Foreign Exchange Translation Adjustment		16.2

Net Increase (Decrease) in Cash and Cash Equivalents		(24.9)

Cash and Cash Equivalents as of December 31, 2004	1,434.0
Cash and Cash Equivalents as of March 31, 2005	1,409.1

		24.9

ANNEX I (c)
CONSOLIDATED BALANCE SHEET
IFRS

Euros in Millions	Mar. 31, 2005	Dec. 31, 2004
	(Not Audited)	(Audited) *

Fixed Assets	3,234.1	3,232.5
Deferred Taxes	101.3	66.6

TOTAL NON-CURRENT ASSETS	3,335.4	3,299.1

Construction Contracts	381.6	400.6
Inventories, Customer & Other Receivables	1,229.6	1,283.9
Cash & Cash Equivalents	1,409.1	1,434.0

TOTAL CURRENT ASSETS	3,020.3	3,118.5

TOTAL ASSETS	6,355.7	6,417.6

Shareholders’ Equity (Parent Company)	1,930.2	1,851.6
Minority Interests	10.3	9.8

TOTAL SHAREHOLDERS’ EQUITY	1,940.5	1,861.4

Convertible Bond	620.9	670.9
Other Long-Term Debt	741.2	737.8
Long-Term Provisions	115.1	115.4
Deferred Taxes	148.0	115.5

TOTAL NON-CURRENT LIABILITIES	1,625.2	1,639.6

Short-Term Debt	197.6	192.0
Short-Term Provisions	148.2	121.4
Construction Contracts	973.5	915.6
Accounts Payables & Other Advances Received	1,470.7	1,687.6

TOTAL CURRENT LIABILITIES	2,790.0	2,916.6

TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	6,355.7	6,417.6

* Does not include IAS 32 and 39 which are applied as of January 1, 2005.

ANNEX I (d)
CHANGES IN SHAREHOLDERS’ EQUITY
(PARENT COMPANY)
IFRS
Not Audited

Euros in Millions

Shareholders’ Equity at December 31, 2004 (French GAAP)	1,789.0
IFRS Adjustments	62.6
Shareholders’ Equity at December 31, 2004 (IFRS)	1,851.6
Net Income at March 31, 2005 (IFRS)	21.7
Capital Increase for Employee Stock Option Plans	1.7
Equity Component of Convertible Bond	32.8
Translation Adjustments and Other	22.4
Shareholders’ Equity at March 31, 2005 (IFRS)	1,930.2

ANNEX I (e)
REVENUES & OPERATING INCOME
IFRS
Not Audited

	Revenues
Euros in Millions	by Segment

	First Quarter

	2005	2004	Change

SURF	400.8	354.5	13.1%

Facilities	179.8	261.3	-31.2%

Onshore-Downstream	553.3	572.3	-3.3%

Industries	67.4	60.8	10.9%

Corporate	--	--	--

Total	1,201.3	1,248.9	-3.8%

	Revenues
Euros in Millions	by Region

	First Quarter

	2005	2004	Change

Europe, Russia, C. Asia	283.1	225.7	25.4%

Africa	337.9	333.9	1.2%

Middle East	274.4	346.5	-20.8%

Asia Pacific	104.1	89.5	16.3%

Americas	201.8	253.3	-20.3%

Total	1,201.3	1,248.9	-3.8%

	Operating Income
Euros in Millions	by Segment

	First Quarter

	2005	2004	Change

SURF	31.0	29.1	6.5%

Facilities	3.6	(1.9)	nm

Onshore-Downstream	19.8	19.8	--

Industries	0.7	0.4	75.0%

Corporate	(4.7)	(4.1)	-14.6%

Total	50.4	43.3	16.4%

nm = not meaningful

ANNEX I (f)
ORDER INTAKE & BACKLOG
Not Audited

Euros in Millions	Order Intake
	by Segment

	First Quarter

	2005	2004	Change

SURF	452.9	378.6	19.6%

Facilities	241.5	226.8	6.5%

Onshore-Downstream	1,123.7	227.3	394.4%

Industries	38.3	43.2	-11.3%

Total	1,856.4	875.9	111.9%

Euros in Millions	Backlog
	by Segment

	Mar. 31 2005	Mar. 31 2005	Change

SURF	1,878.1	1,826.5	2.8%

Facilities	976.2	949.1	2.9%

Onshore-Downstream	4,138.8	3,365.0	23.0%

Industries	190.9	310.9	-38.6%

Total	7,184.0	6,451.5	11.4%

Euros in Millions	Backlog
	by Region

	Mar. 31 2005	Mar. 31 2004	Change

Europe, Russia, C. Asia	979.3	1,257.6	-22.1%

Africa	1,404.7	1,876.3	-25.1%

Middle East	2,277.6	1,879.4	21.2%

Asia Pacific	583.3	468.5	24.5%

Americas	1,939.1	969.7	100.0%

Total	7,184.0	6,451.5	11.4%

Euros in Millions	Estimated Backlog Scheduling
	at March 31, 2005

	SURF	Facilities	Onshore- Downstream	Industries	Group

2005	1,014	618	1,447	151	3,230

2006	838	326	1,528	30	2,722

2007 and Beyond	26	32	1,164	10	1,232

Total	1,878	976	4,139	191	7,184

ANNEX I (g)
TREASURY & CURRENCY RATES
IFRS
 Not Audited

Euros in Millions	Treasury / Financial Debt

	Mar. 31, 2005	Dec. 31, 2004

Marketable Securities	630	739

Cash	779	695

Cash & Cash Equivalents (A)	1,409	1,434

Short Term Debt	198	192

Long Term Debt	1,362	1,409

Gross Debt (B)	1,560	1,601

Net Financial Debt * (B – A)	151	167

Euro vs. Foreign Currency Conversion Rates

	Statement of Income		Balance Sheet

	1st Quarter	1st Quarter	Mar. 31	Mar. 31
	2005	2004	2005	2004

USD	1.31	1.24	1.30	1.19

GBP	0.69	0.68	0.69	0.67

ANNEX II (a)
CONSOLIDATED STATEMENT OF INCOME
For the Year 2004
Transition from French GAAP to IFRS (1)
Audited

Euros in Millions	French GAAP	Adjustments	IFRS
(except EPS, E/ADS and number of fully diluted shares)

Revenues	5,141.0	(0.1)	5,140.9

Gross Margin	668.6	(105.5)	563.1

Depreciation of Fixed Assets	(116.2)	116.2(2)	--
Research and Development Expenses	(30.2)	--	(30.2)
Selling & Tendering Costs	(96.8)	(2.3)	(99.1)
General and Administrative Costs	(166.9)	(16.6)	(183.5)
Other Operating Income (Expense)	(21.2)	(2.5)	(23.7)
Goodwill Amortization	(117.3)	116.6(3)	(0.7)

Income from Operations	120.0(4)	105.9(5)	225.9

Financial Income (Expense)	(54.3)	(12.1)(6)	(66.4)
Income of Equity Affiliates	1.2	--	1.2

Profit Before Tax	66.9	93.8	160.7

Income Tax	(65.0)	10.8(7)	(54.2)
Discontinued Operations	5.2	2.5(8)	7.7
Minority Interests	(2.4)	--	(2.4)

Net Income	4.7	107.1	111.8

Net Income Before Goodwill & Exceptional
Items	138.1

Fully Diluted Net Income Calculation:
Net Income	4.7		111.8
Goodwill Amortization	117.3		--
Exceptional Items, net	16.1		--
Post-tax Convertible Bond Financial Charges	13.9		13.9
Fully Diluted Net (A)	152.0		125.7

Number of Fully Diluted Shares (9) at 12/31/04 (B)		28,886,234

Fully Diluted EPS (€) (A / B)	5.26		4.35

Fully Diluted E/ADS ($) (10)	1.78		1.47

(1)	Does not include IAS 32 and 39 which were applied as of January 1, 2005.

(2)	Split between gross margin (EUR 105.5 million) and SG&A (EUR 10.7 million).

(3)
EUR 116.6 million of goodwill was integrated into IFRS accounts. The balance relates to residual goodwill completely amortized at the end of 2004. A goodwill impairment test was conducted at the end of 2004.

(4)
Exceptional items in the amount of EUR (16.1) million under French GAAP as of December 31, 2004 have been reclassified as income from discontinued operations in the amount of EUR 5.2 million and income from operations in the amount of EUR (21.3) million.

(5)	Other IFRS adjustments to income from operations total EUR (10.7) million and include:

• EUR (9.6) million for Construction Contracts on which

	–	(EUR (13.0) million for previously expensed tendering costs

	–	EUR 3.4 million of general costs released as previously assigned to shareholders’ equity

• EUR (5.8) million for stock option expenses (IFRS 2)

• EUR 4.7 million for accrued employee benefit plans (IAS 19)

(6)	The EUR (12.1) million adjustment includes:

• EUR (4.6) million additional charge on investments related to employee benefits

• EUR (7.5) million related to :

	– –	EUR (3.3) million acceleration of prepaid expenses - EUR (4.2) million translation adjustments on assets

(7)	Corresponds to deferred tax assets arising from IFRS restatements.

(8)	Corresponds to a EUR 3.3 million credit for employee benefits in connection with the sale of the sale EHR and KTI SpA and EUR (0.8) million in tax on capital gains on asset disposals .

(9)
The number of fully diluted shares includes those that would be issued in the event that all outstanding convertible bonds would be redeemed for new shares and the exercise of stock options and excludes treasury shares.

(10)
Earnings per American Depositary Share (E/ADS) are in U.S. dollars and are calculated based upon fully diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.3538 as of December 31, 2004. On December 31, 2004, one ADS was equal to one-fourth of an ordinary share.

ANNEX II (b)
CONSOLIDATED BALANCE SHEET
At December 31, 2004
Transition from French GAAP to IFRS
Audited

Euros in Millions	French GAAP	Adjustments		IFRS

Fixed Assets	3,098.1	134.4	(1)	3,232.5
Deferred Taxes (Asset)	80.2	(13.6)	(2)	66.6

TOTAL NON-CURRENT ASSETS	3,178.3	120.8		3,299.1

Construction Contracts	6,593.4	(6,192.8)	(3)	400.6
Inventories, Customer & Other Receivables	1,567.5	(283.6)	(3)	1,283.9
Cash & Cash Equivalents	1,434.0	--		1,434.0

TOTAL CURRENT ASSETS	9,594.9	(6,476.4)		3,118.5

TOTAL ASSETS	12,773.2	(6,355.6)		6,417.6

Shareholders’ Equity (Parent Company)	1,789.0	62.6	(4)	1,851.6

Minority Interests	10.4	(0.6)		9.8

TOTAL SHAREHOLDERS’ EQUITY	1,799.4	62.0		1,861.4

Convertible Bond	706.9	(36.0)	(5)	670.9

Other Long-Term Debt	735.5	2.3	(6)	737.8

Long-Term Provisions	78.9	36.5	(7)	115.4

Deferred Taxes (Liability)	144.8	(29.3)	(8)	115.5

TOTAL NON-CURRENT LIABILITIES	1,666.1	(26.5)		1,639.6

Short-Term Debt	194.4	(2.4)	(6)	192.0

Short-Term Provisions	243.8	(122.4)	(9)	121.4

Construction Contracts	7,353.6	(6,438.0)	(3)	915.6

Accounts Payables & Other Advances Received	1,515.9	171.7	(10)	1,687.6

TOTAL CURRENT LIABILITIES	9,307.7	(6,391.1)		2,916.6

TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	12,773.2	(6,355.6)		6,417.6

(1)	The restatement of EUR 134.4 million includes:

• EUR 116.6 million of French GAAP goodwill amortization reversal • EUR 6.1 million for dry docking expenses • EUR 11.7 million increase of the value of plants and vessels in fixed assets.

(2)	The EUR (13.6) million adjustments to deferred tax assets and liabilities of EUR (29.3) million and EUR 15.7 million, respectively, due to cumulative IFRS adjustments to French GAAP accounts.

(3)	The reduction of current assets by EUR (6,476.4) million is primarily due the netting of Contracts in Progress, Progress Payments on Contracts and Client Receivables for EUR

(6,438.9) million. This netting explains the equivalent decrease in current liabilities EUR (6,438.0) million. Other reclassifications include convertible issuance fees, EUR (3.9) million, and reimbursement premium, EUR (32.1) million. The remainder of EUR (1.5) million relates primarily to spare parts inventory.

(4)
The EUR 62.6 million increase in shareholders’ equity is due to the IFRS impact on 2004 opening shareholders’ equity for EUR (50.1) million, the impact of IFRS on 2004 net income in the amount of EUR 107.1 million (as detailed in Annex II a), and EUR 5.6 million stock option plans.

(5)	The reduction of convertible debt in the amount of EUR (36.0) million corresponds to issuance fees, EUR (3.9) million, and reimbursement premium, EUR (32.1) million.

(6)	Long-term debt increased by EUR 2.3 million and was offset by a corresponding reduction in short-term debt.

(7)
The EUR 36.5 million increase of employee benefits is primarily due the application of IAS 19, EUR 39.5 million, partially offset by the reversal for a dry docking provision of EUR (4.5) million and EUR 1.5 million provision for miscellaneous risks reclassified as short and long term.

(8)	The EUR (29.3) million decrease of deferred tax assets is due to the netting of assets and liabilities (please see above).

(9)	The EUR (122.4) million decrease of Provisions for Risks and Charges is due to their reclassification as Accounts Payable.

(10)The EUR 171.7 million increase of Accounts Payables & Other Advances Received is primarily due to the reclassification of accrued charges to complete contracts and EUR 22.0 million in relation to the lease of the Group’s headquarters in Paris. Most of the remaining EUR 27.3 million is a reclassification of Other Debt as Construction Contacts.

ANNEX III
2005 TARGETS
Transition from French GAAP to IFRS

The Group’s 2005 financial targets expressed according to French GAAP were made public on February 2, 2005. These targets assume no change in scope of consolidation and a euro/dollar exchange rate of 1.35.

1. Revenues

The 2005 revenue target is EUR 4.8 to 4.9 billion according to both French GAAP and IFRS.

2. Operating Margin

The 2005 target is to achieve an operating margin higher than that of 2004, that is, 5.0% according to French GAAP.

2004 exceptional items under French GAAP amounted to EUR (16.1) million. Under IFRS, these are accounted for as follows:

• EUR (21.3) million is reclassified within income from operations. • EUR 5.2 million is reclassified within discontinued operations

In order to obtain an IFRS 2004 operating margin comparable to the French GAAP 2004 operating margin, EUR 21.3 million has to be added back to the 2004 IFRS income from operations of EUR 225.9 million. This gives an amount of EUR 247.2 million and a corresponding operating margin of 4.8%.

Thus, the IFRS 2005 target is to achieve an operating margin higher than 4.8%.

3. Net Income

The 2005 target is to achieve a net income at least equal to that of 2004.

Under French GAAP, the reference for this target is based on EUR 138.1 million which includes 2004 net income (EUR 4.7 million), goodwill amortization (EUR 117.3 million) and exceptional items (EUR 16.1 million).

Under IFRS, the reference for this target is EUR 127.9 million which includes 2004 net income according to IFRS (EUR 111.8 million) and exceptional items (EUR 16.1 million). In addition, the impact of IAS 32 and 39 (applied as of January 1, 2005) on the Group’s convertible bond is an additional (non-cash) charge of EUR 15.5 million. The IFRS reference is therefore EUR 111.8 million + EUR 16.1 million - EUR 15.5 million, or EUR 112.4 million.

The IFRS 2005 target is thus to achieve a net income at least equal to EUR 112.4 million.

The IFRS targets assume no change in scope of consolidation and a euro/dollar exchange rate of 1.35.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: May 19, 2005
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control